RMS

SECUR

17005875

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ANNUAL AUDITED REPORT
FORM X-17A-5
PARTIII

SEC Mail Processing Section

FEB 27 2017

Washington DC

SEC FILE NUMBER
8- 20225

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Omega Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Throckmorton Street, Suite 1450
(No. and Street)

Fort Worth	TX	76102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tamera Bryant 817-335-5739
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mesch McBride
(Name – *if individual, state last, first, middle name*)

600 Texas Street	Fort Worth	TX	76102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RC

OATH OR AFFIRMATION

I, Tamera Bryant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Omega Securities, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MACKENZIE L. WIATREK
Notary Public State Of Texas
My Comm. Exp. 09/11/2017

Signature

Chief Complaince / Owner
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MESCH McBRIDE

OMEGA SECURITIES, INC.

FINANCIAL STATEMENTS, SUPPLEMENTAL INFORMATION, & INDEPENDENT AUDITOR'S REPORT

FOR THE YEAR ENDED DECEMBER 31, 2016

600 TEXAS STREET
FORT WORTH, TX 76102

O: 817.710.1500 F: 817.710.1501

TABLE OF CONTENTS

MESCH McBRIDE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Omega Securities, Inc.

We have audited the accompanying statement of financial condition of Omega Securities, Inc. as of December 31, 2016 , and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended These financial statements are the responsibility of Omega Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Omega Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I - Supplemental Schedules Required by Rule 17A-5 of The Securities and Exchange Commission, Schedule II - Determination of Reserve Requirements Under Rule 15c3-3 of The Securities and Exchange Commission, Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Omega Securities, Inc.'s financial statements. The supplemental information is the responsibility of Omega Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

600 TEXAS STREET
FORT WORTH, TX 76102

O: 817.710.1500 F: 817.710.1501

Moss McBride, PLLC

Fort Worth, Texas
February 13, 2017

Omega Securities, Inc.
Statement of Financial Condition
December 31, 2016

ASSETS

Current Assets		
Cash and cash equivalents	$ 72,121	
Commissions receivable, net	82,665	
Investments	89,169	
Total current assets		**$ 243,955**
Property and Equipment - at cost		
Equipment	45,277	
Furniture & fixtures	11,119	
Leasehold improvements	25,676	
	82,072	
Less accumulated depreciation	(77,792)	
Total property and equipment		**4,280**
Other Assets		
Deferred tax assets	18,308	
Total other assets		**18,308**
Total Assets		**$ 266,543**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable	$ 5,952	
Accrued expenses	37,352	
Current maturities of capital lease obligation	997	
Total current liabilities		**$ 44,301**
Long-term Liabilities		
Capital lease obligation, less current maturities	2,378	
Total long-term liabilities		**2,378**
Total Liabilities		**46,679**
Stockholders' Equity		
Common stock, 10,000,000 shares authorized, $.10 par value, 49,998 shared issued and outstanding	5,000	
Additional paid-in capital	30,282	
Retained earnings	184,582	
Total Stockholders' Equity		**219,864**
Total Liabilities and Stockholders' Equity		**$ 266,543**

The accompanying notes are an integral part of these financial statements.

Omega Securities, Inc.
Statement of Operations
For The Year Ended December 31, 2016

Revenue		
12b-1 fees	$ 852,163	
Mutual funds	198,609	
Commissions - other	1,981	
Net gain on investments	2,577	
Other	800	
Interest and dividends	599	
Total Revenue		**$ 1,056,729**
Expenses		
Employee compensation and benefits	1,017,895	
General operating expenses	103,114	
Occupancy and equipment	63,828	
Technology and communication	26,387	
Advertising and marketing	9,808	
Miscellaneous	7,128	
Depreciation	2,896	
Interest expense	62	
Total Expenses		**1,231,118**
(Loss) Before the Provisions for Income Taxes		**(174,389)**
Provision for Income Taxes		
Federal	(14,837)	
State	0	
		(14,837)
Net (Loss)		**$ (159,552)**

The accompanying notes are an integral part of these financial statements.

Omega Securities, Inc.
Statement of Changes in Stockholders' Equity
For The Year Ended December 31, 2016

Common Stock				
Beginning and end of year			**$**	**5,000**
Additional Paid-in Capital				
Beginning and end of year				**30,282**
Retained Earnings				
Beginning of year	$	344,134		
Net loss for the year ended December 31, 2016		(159,552)		
End of Year				**184,582**
Total Stockholders' Equity			**$**	**219,864**

The accompanying notes are an integral part of these financial statements.

Omega Securities, Inc.
Statement of Cash Flows
For The Year Ended December 31, 2016

Cash Flows from Operating Activities		
Net (Loss)		**$ (159,552)**
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	$ 2,896	
Deferred tax expense (benefit)	(14,584)	
(Increase) Decrease in:		
Commissions receivable	8,342	
Investments	47,423	
Increase (Decrease) in:		
Accounts payable	(11,348)	
Accrued expenses	7,353	
Total adjustments		**40,082**
Net cash (used) by operating activities		**(119,470)**
Cash Flows from Investing Activities		
Purchase of equipment	0	
Net cash (used) by investing activities		**0**
Cash Flows from Financing Activities		
Payments on capital lease obligations	(2,735)	
Net cash (used) by financing activities		**(2,735)**
Net Decrease in Cash		**(122,205)**
Cash and cash equivalents at beginning of year		**194,326**
Cash and cash equivalents at end of year		**$ 72,121**

The accompanying notes are an integral part of these financial statements.

Omega Securities, Inc.
Statement of Cash Flows (Continued)
For The Year Ended December 31, 2016

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year for		
Interest	$	62
Taxes		0
Total	$	62

Supplemental disclosures of non-cash investing and financing activities:

Purchase of equipment under a capital lease	$	3,375

The accompanying notes are an integral part of these financial statements.

Omega Securities, Inc.
Notes To Financial Statements
For The Year Ended December 31, 2016

Note 1: Description of Business

Omega Securities, Inc. (the "Company") was organized as a corporation on November, 11, 1974, under the laws of the State of Texas. The Company is a registered member of the Financial Industry Regulatory Authority ("FINRA") as a broker/dealer, and with the Securities and Exchange Commission ("SEC") under the Federal Securities Exchange Act of 1 934 ("Act").

The Company acts as a dealer/investment advisor for certain offerings and does not maintain discretionary accounts for its customers. All customer transactions are cleared through a third party clearing firm, Southwest Securities, Inc. ("SWS"), on a fully disclosed basis. During 2016, the Company terminated its clearing agreement with SWS and deleted all products the Company offers to its customers except for direct investments in mutual funds and variable insurance products. With this termination, the Company requested and received approval from FINRA to change its exemptive status from SEC Rule 15c3-3(k)(2)(ii) to SEC Rule 15c3-3(k)(1). The Company must now maintain a minimum net capital requirement of $5,000.

Note 2: Summary of Significant Accounting Policies

Basis of accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United Statement of America (GAAP) which is required by the SEC and FINRA.

Use of estimates
The presentation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents include investments with maturities at the time of acquisition of three months or less. The Company has not designated any other assets as cash equivalents in determining the net change in cash in the statements of cash flows.

Credit risk
The Company maintains deposits at a financial institution which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits.

Note 2: Summary of Significant Accounting Policies (Continued)

Commissions receivable

Receivables consist primarily of commissions earned during the year but not received as of year-end. Commissions are earned through quality financial institutions and reputable investment fund companies. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. As collection of receivables has historically been consistent and timely, management determined collectability is reasonably assured; as such, the Company does not record an allowance for doubtful accounts or maintain a policy for determining reserves for past due or delinquent receivables.

Property and equipment

Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives. The range of estimated lives is as follows:

Equipment	3-5
Furniture & fixtures	5-7
Leasehold improvements	Lesser of useful life or lease term

Expenditures for major additions or improvements, which extend the useful lives of assets, are capitalized. Minor replacements, maintenance and repairs, which do not improve or extend the lives of such assets, are expensed as incurred.

In accordance with Financial Accounting Standards Board ("FASB") ASC 360-10-45 (Impairment and disposal of long-lived assets), the Company evaluates the propriety of the carrying amount of its long lived assets at each financial statement date. In the event that facts and circumstances indicate the cost of long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation of impairment is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required. For the year ended December 31, 2016, the Company did not record any such write-downs.

Revenue and cost recognition

Investment transactions are recorded on a trade-date basis. Commissions and related brokerage and clearance fees, dividends and interest are recorded in the period in which they were earned or incurred. Unrealized and realized gains and losses are calculated based on the difference between the fair market value of investments at the beginning of the year (or the purchase price if purchased during the year) and the fair market value of investments at the end of the year (or sales price if sold during the year). Selling, general and administrative costs are charged to expense as incurred.

Note 2: Summary of Significant Accounting Policies (Continued)

Advertising expense
Advertising costs are expensed in the period in which they are incurred. Advertising expense was $9,808 for the year ended December 31, 2016 and is included in expenses in the accompanying Statement of Operations.

Federal income taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes when applicable. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes. The above mentioned differences result in deferred income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Note 3: Fair Value Measurement

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable input (Level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows.

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access,

Level 2 Inputs to the valuation methodology include:

- Quoted prices for identical assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Note 3: Fair Value Measurement (Continued)

The asset's or liability 's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In establishing a fair value hierarchy for the Company's investments in accordance with ASC 820, the following value methodologies were used for fair value measurement:

The carrying value of cash and cash equivalents, receivables, accounts payable, and accrued liabilities approximate fair value due to the short maturity of these instruments. The carrying value of all debt approximates fair value because the terms are comparable to similar lending arrangements in the marketplace.

Investments in mutual funds and other marketable securities are valued at the closing trade price on each security's primary exchange at the close of each business day. The gains or losses on the sale of securities are calculated using the actual cost method. The Company recognized net gain on securities held during the year of $2,577.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. The Company believes its valuation methods are appropriate and consistent with other market participants; even so, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

As the investments are valued at quoted market prices, the Company considers them to be Level 1 inputs under the guidance of ASC 820.

Investment in mutual funds at December 31, 2016 consisted of the following:

	Cost	Fair Market Value
Investments in mutual funds	$91,447	$ 89,169

Note 4: Property and Equipment, Net

Depreciation expense was $2,896 for the year ended December 31, 2016 and is included in expenses in the accompanying Statement of Operations.

Note 5: Related Party Transactions

The Company shares office space, personnel, and other general expenses with an entity owned and operated by the stockholders of the Company. The related entity reimbursed the Company $15,000 per month to cover their allocation of expenses through March 30, 2016. On April 1, 2016, the Company increased the related entity reimbursement to $20,000 per month. During the year ended December 31, 2016, the Company received payments totaling $225,000 in expense reimbursements from the related entity and is recorded as a reduction to compensation and general operating expenses in the accompanying Statement of Operations.

Note 6: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain limits. As of December 31, 2016, the Company was in compliance with both their minimum net capital and ratio of aggregate indebtedness requirements.

Note 7: Commitments and Contingencies

Capital Leases

The Company has various capital leases for the use of computer and office equipment. The assets are recorded in property and equipment at a cost of $19,170 as well as accumulated amortization of $15,889 for the year ended December 31, 2016.

The following is a schedule by years of future minimum lease payments under the capital leases together with the present value of the net minimum lease payments:

2017	$	1,340
2018		1,340
2019		1,340
Total minimum lease payments		4,020
Less amount representing interest		(645)
Present value of net minimum lease payments		3,375
Less current installments		(997)
Obligation under capital leases, less current installments	**$**	**2,378**

Note 7: Commitments and Contingencies (Continued)

Operating Leases

The Company has entered into various lease agreements for the use of office equipment under noncancellable operating leases. These leases require monthly payments and will expire between 2017 and 2018. Total lease expense for the year ended December 31, 2016 was $9,795 and is included in expenses in the accompanying Statement of Operations.

The following is a schedule of future minimum lease payments under the noncancellable operating lease at December 31, 2016:

Less than one year	$	8,922
Between one and five years		7,847
Total	**$**	**16,769**

Note 8: Employee Retirement Plan

The Company has a salary reduction/profit sharing plan under the provisions of Section 401(k) of the Internal Revenue Code. The plan covers all employees who have completed 1,000 hours of service and are at least 21 years of age. Each year, participants may elect to defer a portion of their pretax annual compensation, as defined in the plan, up to the maximum amount allowed by the Internal Revenue Code. The Company contributes 100% of employee deferrals up to the first 3% of the employee's eligible compensation and 50% of the deferral on the next 2% of eligible compensation. The Company's contribution or contribution accrual to the plan was $46,494 for the year ended December 31, 2016 and is included in expenses in the accompanying Statement of Operations.

Note 9: Income Taxes

Deferred income taxes are provided on temporary differences between book and tax income, arising primarily from the use of differing methods of depreciation and amortization.

The Company has loss carry-forwards totaling $207,079 for the year ended December 31, 2016 that will be used to offset future taxable income. If not used, the carry-forwards will expire beginning 2030. A valuation allowance equal to 75% of the deferred tax assets has been set up in the event the NOL carry forward may not be realized. The net change in the valuation allowance amounted to an increase of approximately $44,000.

Note 9: Income Taxes (Continued)

The net deferred income taxes recognized in the Statement of Financial Condition were as follows at December 31, 2016:

Deferred tax asset	$ 73,234
Deferred tax liability	0
Valuation allowance	(54,926)
Total	**$ 18,308**

The provision for income taxes by taxing jurisdiction and by significant component consisted of the following as of December 31, 2016:

Current tax provision	$ 0
Deferred tax expense (benefit)	(14,837)
Net Income Tax Provision	**$ (14,837)**

The Company is subject to the Texas franchise tax; however, total revenue for the year ended December 31, 2016 was less than the taxable threshold. Therefore, total franchise tax due for the year ended December 31, 2016 was $0.

The Company adopted the provisions of Accounting Standards Codification Topic 740 (*Income Taxes*) relating to unrecognized tax benefits. This standard addresses the financial statement recognition, measurement and disclosure of uncertain tax positions, and requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination.

If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit.

Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in the tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. In examining its tax positions under FASB ASC 740-10 the Company will assume the positions will be examined by the appropriate taxing authority, and the taxing authority would have full knowledge of all relevant information. Each tax position will be evaluated without consideration of the possibility of offset or aggregation with other positions.

Omega Securities, Inc.
Notes To Financial Statements
For The Year Ended December 31, 2016

Note 9: Income Taxes (Continued)

The measurement of tax positions will be based on management's best judgment of the amount the taxpayer would ultimately accept in a settlement with taxing authorities. Interest expense related to tax liabilities will be recognized in the first period that it would begin to accrue according to the relevant tax law. The Company will recognize an expense for any applicable penalties in the period in which the Company claims or expects to claim the position in the tax return. The Company will create a liability for uncertain tax positions it believes to be a potential future obligation.

There were no liabilities recorded for uncertain tax positions as of December 31, 2016.

The Company is no longer subject to U.S. Federal income tax examinations by tax authorities for years before 2013 or subject to Texas franchise tax examinations for years before 2011.

Note 10: Subordinated Liabilities

There were no liabilities which were subordinated to the claims of general creditors at December 31, 2016.

Note 11: Subsequent Events

The Company has evaluated subsequent events through February 13, 2017, the date that its financial statements was issued. The following event came to the attention of management and require disclosure in the financial statements.

Subsequent to year-end, the Company increased the business reimbursement from a related party to $30,000 per month on a go forward basis.

Omega Securities, Inc.
Schedule I - Supplemental Schedules Required by Rule 17A-5
Of The Securities and Exchange Commission
As Of December 31, 2016

Computation of Net Capital:

Total stockholders' equity	$	219,864		
Add: subordinated liabilities		0		
Net capital before other deductions and/or charges			$	219,864
Non-allowable assets:				
12b-1 fees receivable, not offset by related payable and other receivables		(78,970)		
Property and equipment		(4,280)		
Other assets		(18,308)		
Total non-allowable assets				(101,558)
Haircut on securities				(10,335)
Net Capital			$	107,971

Computation of Basic Net Capital Requirement

Minimum net capital required - 6.67% of aggregate indebtedness	$	3,113
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Excess net capital	$	102,971
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	$	101,971

See independent auditor's report on supplemental schedule.

Omega Securities, Inc.
Schedule I - Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission (Continued)
As Of December 31, 2016

Computation of Aggregate Indebtedness

Total liabilities	$	46,679
Less: exclusions		0
Aggregated Indebtedness	$	46,679
Percentage of aggregate indebtedness to net capital		43%

Reconciliation with Company's Allowable Net Capital

Net allowable capital, as reported in Company's unaudited Focus Report	$	102,727
Audit adjustments		5,244
Adjusted net allowable capital, per audited financial statements	$	107,971

Changes in Liabilities Subordinated to Claims to General Creditors

Such claims at January 1, 2016	$	0
Additions		0
Reductions		0
Balance of such claims at December 31, 2016	$	0

See independent auditor's report on supplemental schedule.

Omega Securities, Inc.
Schedules II and III
December 31, 2016

Schedule II – Computation For Determination of Reserve Requirements Under Rule 15c3-3 Of The Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(1) of the Rule.

Schedule III – Information Relating to The Possession or Control Requirements Under Rule 15c3-3 Of The Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(1) of the Rule.

MESCH McBRIDE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Omega Securities, Inc.

We have reviewed management's statements, included in the accompanying Omega Securities, Inc.'s Exemption Report, in which (1) Omega Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Omega Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) Omega Securities, Inc. stated that Omega Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Omega Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Omega Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mesch McBride, PLLC

Fort Worth, Texas
February 13, 2017

600 TEXAS STREET
FORT WORTH, TX 76102

O: 817.710.1500 F: 817.710.1501

OMEGA

Omega Securities Inc.'s
Exemption Report
Year Ended December 31, 2016

Omega Securities, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.1 7a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii) and 17 C.F.R. §240.15c3-3 (k)(1).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii) for the first two quarters of 2016 and met the provisions in 17 C.F.R. §240.l5c3-3 (k)(1) for the last two quarters of 2016 without exception.

Omega Securities, Inc.

I, Tamera Bryant, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Chief Compliance Officer

February 13, 2017

300 Throckmorton Street, Suite 1450 • Fort Worth, TX 76102 • 817-335-5739 • 800 999-5739 • Fax 817-336-4326

MESCH McBRIDE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholders of Omega Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Omega Securities, Inc. and the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA), and SIPC, solely to assist you and the other specified parties in evaluating Omega Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Omega Securities, Inc.'s management is responsible for Omega Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check detail and accounts payable detail at December 31, 2016), noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (trial balance details, quarterly FOCUS reports), noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (trial balance details, quarterly FOCUS reports) supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Fort Worth, Texas
February 13, 2017

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2016**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*******2712*********************MIXED AADC 220
20225 FINRA DEC
OMEGA SECURITIES INC
300 THROCKMORTON ST STE 1450
FORT WORTH TX 76102-2930

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ -0-

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

Date Paid

C. Less prior overpayment applied (149-)

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ <149>

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☐ **Funds Wired** ☐
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Omega Securities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 1 day of February, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,056,729
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,052,501
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1409
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	2577
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	800
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1,057,287
2d. SIPC Net Operating Revenues	$ <558>
2e. General Assessment @ .0025	$ Ø (to page 1, line 2.A.)